895027

04035537

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: EBRD

COMPANY NAME: European Bank for Reconstruction & Development

COMPANY ADDRESS: ______

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-6 FISCAL YEAR: ______

(03/94)

895027 83-6

European Bank
for Reconstruction and Development

RECEIVED
2004 JUN -8 A 9:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street NW
Washington DC 20549
USA

26 May 2004

Dear Sir,

I have pleasure in enclosing for your records two copies of the unaudited interim financial report of the European Bank for Reconstruction and Development for the quarter to 31 March 2004 and the associated press release.

Yours faithfully,

Nigel P. Kerby

Nigel P. Kerby
Director, Accounting, Reporting and Financial Control

Enc.

EBRD press release

European Bank
for Reconstruction and Development

FOR IMMEDIATE RELEASE
Date: 26 May 2004

Contact: Jeff Hiday
Tel: +44 20 7338 6997
Email: HidayJ@ebrd.com

Solid first-quarter results at EBRD

The European Bank for Reconstruction and Development committed €632 million for new loan and equity investments in 15 projects in central and eastern Europe and the Commonwealth of Independent States in the three months ended 31 March, compared with 20 projects worth €702 million in the corresponding period in 2003.

Combined with funds invested by the Bank's partners, the total value of projects agreed in the quarter rose to €3.36 billion from €1.95 billion a year earlier. EBRD disbursements rose to €660 million from €431 million.

New commitments were made across the region and included launching a landmark energy-efficiency facility in Bulgaria, expanding a Polish leasing company's operations, supporting the entry of a private operator in Russia's previously state-controlled cinema market, and laying the groundwork for the development of a Central Asian regional energy market.

The EBRD's profit after provisions for the three months was €84.3 million, compared with €22.3 million in the first quarter of last year, reflecting lower than anticipated provisioning charges and increased profits on the sale of share investments, an aspect of the Bank's revenue that is inherently volatile and dependent on external market factors.

As at 31 March 2004 the Bank had authorised capital of €20 billion, paid-in capital and reserves of €6.45 billion and cumulative provisions on its banking portfolio of €1.09 billion.

Steven Kaempfer, Vice President, Finance, said that the Bank's operational and financial performance for the first three months of 2004 represented a solid start to the year, reflecting a favourable credit environment.

###

The EBRD, owned by 60 countries and two intergovernmental institutions, aims to foster the transition from centrally planned to market economies in central and eastern Europe and the Commonwealth of Independent States.

Visit the EBRD's website at: www.ebrd.com

DOCUMENT OF THE EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

INTERIM FINANCIAL REPORT

At 31 March 2004

(unaudited)

Table of contents

Income statement for the quarter ended 31 March 2004 (unaudited) and 31 March 2003 (unaudited)

	Quarter to 31 March 2004	Quarter to 31 March 2003
	€ million	**€ million**
Interest and similar income		
From loans	**66.8**	72.6
From fixed-income debt securities and other interest	**53.8**	51.9
Interest expenses and similar charges	**(43.7)**	(57.7)
Net interest income	**76.9**	**66.8**
Dividend income from share investments	**4.0**	-
Net fee and commission income	**3.7**	2.6
Financial operations		
Net profit on sale of share investments	**31.9**	4.9
Net profit on dealing activities and foreign exchange	**2.4**	3.1
Fair value movement on non-qualifying hedges	**(4.3)**	3.0
Operating income	**114.6**	**80.4**
General administrative expenses	**(31.5)**	(38.0)
Depreciation	**(4.0)**	(7.0)
Operating profit before provisions	**79.1**	**35.4**
Provisions for impairment	**5.2**	(13.1)
Net profit for the period	**84.3**	**22.3**

Balance sheet at 31 March 2004 (unaudited) and 31 December 2003

		31 March 2004		31 December 2003
	€ million	€ million	€ million	€ million
Assets				
Placements with and advances to credit institutions	2,377.1		2,164.8	
Collateralised placements	1,715.3		1,464.6	
Debt securities	6,393.5		5,971.1	
		10,485.9		9,600.5
Other assets				
Derivative financial instruments	2,672.8		2,736.1	
Other	592.1		467.5	
		3,264.9		3,203.6
Loans and share investments				
Loans	7,173.5		6,803.4	
Share investments	2,692.4		2,611.2	
Less: Provisions for impairment	(1,051.9)		(1,058.4)	
		8,814.0		8,356.2
Property, technology and office equipment		35.4		37.5
Paid-in capital receivable		847.9		847.5
Total assets		23,448.1		22,045.3
Liabilities and members' equity				
Borrowings				
Amounts owed to credit institutions	1,209.2		1,111.9	
Debts evidenced by certificates	14,226.0		13,111.2	
		15,435.2		14,223.1
Other liabilities				
Derivative financial instruments	744.2		926.0	
Other	822.7		709.9	
		1,566.9		1,635.9
Total liabilities		17,002.1		15,859.0
Members' equity				
Subscribed capital	19,789.5		19,789.5	
Callable capital	(14,592.8)		(14,592.8)	
Paid-in capital		5,196.7		5,196.7
Reserves and profit for the period		1,249.3		989.6
Total members' equity		6,446.0		6,186.3
Total liabilities and members' equity		23,448.1		22,045.3
Memorandum items				
Undrawn commitments		5,442.1		5,664.9

Statement of changes in members' equity for the quarter ended 31 March 2004 (unaudited) and quarter ended 31 March 2003 (unaudited)

For the period ended 31 March 2004	Subscribed capital € million	Callable capital € million	General reserve € million	Special reserve € million	Accumulated profit and loss reserve € million	Net profit for the quarter € million	Total reserves and profit for the quarter € million	Total members' equity € million
At 1 January 2003	19,789.5	(14,592.8)	420.5	157.6	(25.1)	108.1	661.1	5,857.8
Internal tax for the quarter	-	-	1.2	-	-	-	1.2	1.2
Qualifying fees and commissions from the prior year	-	-	-	5.3	(5.3)	-	-	-
Net fair value movement of available-for-sale investments for the quarter	-	-	(137.5)	-	-	-	(137.5)	(137.5)
Net fair value movement of cash flow hedges for the quarter	-	-	(3.9)	-	-	-	(3.9)	(3.9)
Profit from the prior year	-	-	-	-	108.1	(108.1)	-	-
Net profit for the quarter	-	-	-	-	-	22.3	22.3	22.3
At 31 March 2003	19,789.5	(14,592.8)	280.3	162.9	77.7	22.3	543.2	5,739.9
At 1 January 2004	19,789.5	(14,592.8)	401.0	162.9	47.5	378.2	989.6	6,186.3
Internal tax for the quarter	-	-	1.3	-	-	-	1.3	1.3
Qualifying fees and commissions from the prior year	-	-	-	10.8	(10.8)	-	-	-
Net fair value movement of available-for-sale investments for the quarter	-	-	166.6	-	-	-	166.6	166.6
Net fair value movement of cash flow hedges for the quarter	-	-	7.5	-	-	-	7.5	7.5
Reserves transfer	-	-	9.8	-	(9.8)	-	-	-
Profit from the prior year	-	-	-		378.2	(378.2)	-	-
Net profit for the quarter	-	-	-	-	-	84.3	84.3	84.3
At 31 March 2004	**19,789.5**	**(14,592.8)**	**586.2**	**173.7**	**405.1**	**84.3**	**1,249.3**	**6,446.0**

The Bank implemented IAS 39 in 2001; the related movements in reserves reflect the movement in fair value of available-for-sale assets and cash flow hedges. Reserves increased from €989.6 million at the end of 2003 to €1,249.3 million at 31 March 2004, primarily as a result of movement in net unrealised gains on listed equity and the net profit for the quarter. Of the Bank's total reserves at 31 March 2004, €456.0 million represented unrealised gains.

Statement of cash flows for the quarter ended 31 March 2004 (unaudited)

	€ million	Quarter to 31 March 2004 € million	€ million	Quarter to 31 March 2003 € million
Cash flows from operating activities				
Operating profit for the period	84.3		22.3	
Adjustments for:				
Unwinding of the discount relating to impaired identified assets	(2.0)		-	
Unwinding of the discount relating to capital receivable	(9.8)		-	
Internal taxation	1.3		1.2	
Realised gains on share investments	(31.9)		(4.9)	
Unrealised losses on dealing securities	0.8		1.0	
Realised (gains)/losses on available-for-sale securities	(0.6)		1.2	
Foreign exchange losses/(gains)	0.8		(0.9)	
Depreciation	4.0		6.9	
Gross provisions for (gains)/losses before recoveries from assets previously written off	(5.1)		13.2	
Operating profit before changes in operating assets	41.8		40.0	
Decrease/(increase) in operating assets:				
Interest (payable)/receivable and prepaid expenses	(16.7)		91.9	
Fair value movement	334.9		(154.3)	
Increase/(decrease) in operating liabilities:				
Interest (receivable)/payable and accrued expenses	(251.9)		5.4	
Net cash from/(used in) operating activities		108.1		(17.0)
Cash flows from investing activities				
Proceeds from sale of available-for-sale securities	920.3		627.9	
Purchases of available-for-sale securities	(1,216.9)		(456.2)	
Proceeds from repayments of loans	910.4		425.2	
Proceeds from prepayments of loans	55.1		185.7	
Funds advanced for loans	(1,248.5)		(665.3)	
Proceeds from sale of share investments	155.3		33.5	
Funds advanced for share investments	(45.0)		(88.8)	
Purchase of property, technology and office equipment	(2.0)		(2.0)	
Net placements with credit institutions	200.0		262.5	
Net cash (used in)/from investing activities		(271.3)		322.5
Cash flows from financing activities				
Capital received	9.4		36.0	
Issue of debts evidenced by certificates	1,192.7		2,819.2	
Redemption of debts evidenced by certificates	(524.6)		(801.3)	
Net cash from financing activities		677.5		2,053.9
Net increase in cash and cash equivalents		514.30		2,359.4
Cash and cash equivalents at beginning of the period		2,445.5		3,298.7
Cash and cash equivalents at 31 March *		2,959.8		5,658.1

*Cash and cash equivalents comprise the following amounts maturing within 3 months:

	2004 € million	2003 € million
Placements with and advances to credit institutions	2,369.2	2,180.1
Collateralised placements	1,635.4	3,932.5
Amounts owed to credit institutions	(1,044.8)	(454.5)
Cash and cash equivalents at 31 March	2,959.8	5,658.1

Note: Operating profit includes dividends received of €4.0 million for the period to 31 March 2004 (31 March 2003: €15,000).

Explanatory notes

1. Establishment of the Bank

i Agreement Establishing the Bank

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 31 March 2004 the Bank's shareholders comprised 60 countries, together with the European Community and the European Investment Bank.

ii Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected therewith in the United Kingdom are defined in the Agreement Establishing the Bank and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London upon the commencement of the Bank's operations on 15 April 1991.

2. A summary of Significant Accounting Policies

i Accounting Convention

The financial statements have been prepared in accordance with the Bank's Accounting Policies, which comply with International Financial Reporting Standards, as approved by the International Accounting Standards Board, and the overall principles of the European Community's Council Directive on the annual accounts and consolidated accounts of banks and other financial institutions.

Assets on the Bank's balance sheet are predominantly stated at fair value unless fair value can not be reliably measured, in which case the assets concerned are held at cost. Listed share investments are stated at fair value. The Bank's non-listed share investment portfolio is held at historic cost less general portfolio provisions for the impairment of unidentified assets and specific provisions for the impairment of identified assets. Also measured at cost are originated loans and other financial assets intended to be held to maturity except where they form part of a qualifying hedge relationship, in which case fair value measurement applies. Financial liabilities follow the historical cost convention unless representing short dealing positions or part of a qualifying hedge in which case fair value measurement applies. Financial assets and liabilities are recognised on the balance sheet when the Bank becomes a party to the contractual provisions of the instrument.

ii Financial Statements Presentation

The financial statements are presented in a manner consistent with the Bank's audited financial statements as of and for the year ended 31 December 2003. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. For further information please refer to the Bank's audited Financial Statements as at 31 December 2003. The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2004.

3. Loans and share investments

Outstanding disbursements	Sovereign loans € million	Non sovereign loans € million	Total loans € million	Unlisted share investments € million	Listed share investments € million	Total share investments € million	Total loans and share investments € million
At 1 January 2004	2,052.1	4,751.3	6,803.4	1,747.2	864.0	2,611.2	9,414.6
IAS 39 movement in fair value revaluation	(0.2)	1.4	1.2	-	159.6	159.6	160.8
Disbursements	98.7	1,149.8	1,248.5	45.0	-	45.0	1,293.5
Repayments, prepayments and disposals	(99.9)	(865.6)	(965.5)	(64.1)	(59.3)	(123.4)	(1,088.9)
Foreign exchange movements	33.0	54.3	87.3	-	-	-	87.3
Written off	-	(1.4)	(1.4)	-	-	-	(1.4)
At 31 March 2004	**2,083.7**	**5,089.8**	**7,173.5**	**1,728.1**	**964.3**	**2,692.4**	**9,865.9**
Impairment at 31 March 2004	(62.4)	(407.6)	(470.0)	(539.6)	(42.3)	(581.9)	(1,051.9)
Total outstanding disbursements net of impairment at 31 March 2004	**2,021.3**	**4,682.2**	**6,703.5**	**1,188.5**	**922.0**	**2,110.5**	**8,814.0**
Total outstanding disbursements net of impairment at 31 December 2003	1,990.6	4,347.7	6,338.3	1,202.5	815.4	2,017.9	8,356.2

At 31 March 2004 the Bank categorised 18 loans as impaired, totalling €97.7 million (31 December 2003: 19 loans totalling €125.2 million). Specific provisions on these assets amounted to €85.6 million (31 December 2003: €112.0 million). At the same date the Bank categorised 53 share investments as impaired, totalling €363.0 million (31 December 2003: 53 share investments totalling €366.2 million). Specific provisions on these assets amounted to €265.8 million (31 December 2003: €265.9 million).

4. Borrowings

Total borrowings (including short term) at 31 March 2004 stood at €16.0 billion, an increase of €1.8 billion from 31 December 2003. During the quarter €0.8 billion was issued under the Bank's medium and long-term authorised borrowing programme at an average cost of LIBOR less 43 basis points. For 2004 the borrowing programme is €2.0 billion. After taking into account early redemptions and buy-backs, outstanding medium-to-long-term debt at the end of the quarter stood at €12.8 billion at an average cost of LIBOR less 35 basis points and with an average life of 8.4 years (31 March 2003: €12.9 billion at LIBOR less 34 basis points with an average life of 9.0 years).

During the Period	Q1 2004			Q1 2003		
	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity
Issued	937	36	3.2	1,145	34	10.3
Redemptions	215	37		152	33	
Buybacks	41	35		84	31	
Outstanding during period	12,476	35		12,485	33	
Outstanding at period end	12,812	35	8.4	12,866	34	9.0

5. Primary Segment Analysis

Business Segments

For management purposes the business of the Bank is comprised primarily of Banking and Treasury operations. Banking activities represent investment in projects which, in accordance with the Agreement Establishing the Bank, are made for the purpose of assisting the countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks, and assisting clients in asset and liability management matters.

Primary reporting format – business segment

Primary reporting format – business segment	31 Mar 2004 Banking € million	31 Mar 2004 Treasury € million	31 Mar 2004 Aggregated € million	31 Mar 2003 Banking € million	31 Mar 2003 Treasury € million	31 Mar 2003 Aggregated € million
Interest income	66.8	44.0	110.8	72.6	51.9	124.5
Other income	39.6	2.4	42.0	7.5	3.1	10.6
Unwinding of interest income from the present value adjustment of paid-in capital receivable	8.8	1.0	9.8	-	-	-
Total segment revenue	115.2	47.4	162.6	80.1	55.0	135.1
Less interest expenses and similar charges	(39.0)	(31.2)	(70.2)	(47.9)	(40.9)	(88.8)
Allocation of capital benefit	23.9	2.6	26.5	28.0	3.1	31.1
Fair value movement on non-qualifying hedges	-	(4.3)	(4.3)	-	3.0	3.0
Less general administrative expenses	(28.1)	(3.4)	(31.5)	(34.2)	(3.8)	(38.0)
Less depreciation	(3.7)	(0.3)	(4.0)	(6.6)	(0.4)	(7.0)
Segment result before provisions	68.3	10.8	79.1	19.4	16.0	35.4
Provisions for impairment	13.0	(7.8)	5.2	(13.1)	-	(13.1)
Net profit for the period	81.3	3.0	84.3	6.3	16.0	22.3
Segment assets	9,045.9	13,554.3	22,600.2	8,333.0	12,115.8	20,448.8
Paid-in capital receivable			847.9			1,211.7
Total assets			23,448.1			21,660.5
Segment liabilities						
Total liabilities	209.3	16,792.8	17,002.1	198.1	15,722.6	15,920.7
Capital expenditure	1.9	0.1	2.0	1.9	0.1	2.0

Unwinding of interest income from the present value adjustment of paid-in capital receivable and allocation of capital benefit total €36.3 million which is the Bank's return on net paid-in capital used in segmental results.

Interest expense and similar charges, and the allocation of capital benefit total €43.7 million (2003: €57.7 million) which is the Bank's "Interest expenses and similar charges" as reported in the income statement.